                                               Filed Pursuant to Rule 424(b)(2)
                                               Registration No. 333-77469


      THE INFORMATION IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION PRELIMINARY PROSPECTUS SUPPLEMENT DATED MARCH 3, 2000

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 28, 1999)

                        [PGE LOGO]

PORTLAND GENERAL ELECTRIC

$150,000,000        % NOTES DUE 2010

The notes will mature on        , 2010. Portland General Electric Company will
pay interest on the notes semiannually on           and           , beginning
            , 2000. The notes may not be redeemed prior to maturity and there will not be any sinking fund.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                              PER NOTE       TOTAL
                                                              --------       -----
Public Offering Price.......................................       %        $
Underwriting Discount.......................................       %
Proceeds to Portland General Electric Company (before
  expenses).................................................       %

Interest on the notes will accrue from           to date of delivery.

The underwriters are offering the notes subject to various conditions. The
underwriters expect to deliver the notes to purchasers on or about           .

ABN AMRO INCORPORATED
SALOMON SMITH BARNEY
U.S. BANCORP PIPER JAFFRAY INC.

March   , 2000

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS SUPPLEMENT ONLY. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.

                             ---------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Capitalization..............................................   S-3
Use of Proceeds.............................................   S-4
Ratio of Earnings To Fixed Charges..........................   S-4
Recent Developments.........................................   S-4
Description of Notes........................................   S-4
Underwriting................................................   S-5
Validity of the Notes.......................................   S-6

                            PROSPECTUS

Where you Can Find More Information.........................     2
Forward-Looking Statements..................................     3
Portland General Electric Company...........................     3
Use of Proceeds.............................................     3
Ratio of Earnings to Fixed Charges..........................     3
Description of Debt Securities..............................     4
Plan of Distribution........................................    14
Validity of Securities......................................    15
Experts.....................................................    15

                                 CAPITALIZATION

     The following table sets forth our summary consolidated capitalization as of December 31, 1999, and as adjusted for the issuance of the notes offered hereby (not reflecting the expenses of the offering). See "Use of Proceeds."

                                                                  ACTUAL
                                                              AT DECEMBER 31,
                                                                   1999         AS ADJUSTED
                                                              ---------------   -----------
                                                                 (THOUSANDS OF DOLLARS)
Long-Term Debt
  First Mortgage Bonds
     Maturing 2000 through 2004 6.47%-7.66%.................       170,000         170,000
     Maturing 2005-2007 7.15%-9.07%.........................        68,000          68,000
     Maturing 2021-2023 7.75%-9.46%.........................       160,100         160,100
                                                                ----------      ----------
                                                                $  398,100      $  398,100
                                                                ----------      ----------
  Pollution Control Bonds
     Port of Morrow, Oregon, variable rate, (Average for
      1999 3.4%), due 2031..................................         5,800           5,800
     Port of Morrow, Oregon, variable rate due 2033
       (4.60% fixed rate to 5/1/2003).......................        23,600          23,600
     City of Forsyth, Montana, variable rate due 2033
       (4.60%-4.75% fixed rate to 5/1/2003).................       118,800         118,800
     Port of St. Helens, Oregon, variable rate due 2010
       (4.80%-5.25% fixed rate to 7/1/2003).................        46,500          46,500
     Port of St. Helens, Oregon, 7.125% rate due 2014.......         5,100           5,100
                                                                ----------      ----------
                                                                   199,800         199,800
                                                                ----------      ----------
  Other
     Notes offered hereby...................................            --         150,000
     8 1/4% QUIDS due December 31, 2035.....................        75,000          75,000
     Conservation Bonds 6.91% Maturing Monthly to 9/2006....        60,883          60,883
     Miscellaneous..........................................          (449)           (449)
                                                                ----------      ----------
                                                                   135,434         285,434
                                                                ----------      ----------
          Total Long-Term Debt..............................    $  733,334      $  883,334
Short-Term Debt -- Commercial Paper.........................    $  266,085      $  116,085
                                                                ----------      ----------
          Total Debt........................................    $  999,419      $  999,419
                                                                ==========      ==========
Shareholders' Equity
  Common stock equity.......................................       160,346         160,346
  Other paid-in capital -- Net..............................       479,873         479,873
  Retained earnings.........................................       400,671         400,671
  Cumulative preferred stock subject to mandatory
     redemption.............................................        30,000          30,000
                                                                ----------      ----------
          Total shareholders' equity........................    $1,070,890      $1,070,890
                                                                ==========      ==========
          Total capitalization..............................    $2,070,309      $2,070,309
                                                                ==========      ==========

                                USE OF PROCEEDS

     We intend to use the net proceeds from the sale of the notes (estimated to
be approximately $     ) to reduce short-term debt. As of           , our
weighted average interest rate on the debt to be retired was approximately   %.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                              1999   1998   1997   1996   1995
                                                              ----   ----   ----   ----   ----
Ratio of Earnings to Fixed Charges (unaudited)..............  3.56   3.41   3.15   3.91   2.64

                              RECENT DEVELOPMENTS

     On November 8, 1999, Enron Corp., an Oregon corporation with its shares of common stock listed on the New York Stock Exchange, which is presently the owner of all of the outstanding common stock of Portland General Electric Company, announced that Enron Corp. had entered into a purchase and sale agreement to sell all of the outstanding common stock of Portland General Electric Company to Sierra Pacific Resources, a Nevada corporation with its shares of common stock listed on the New York Stock Exchange, for $2.02 billion in cash and the assumption of approximately $80 million of obligations to reduce future bills to our customers. This transaction, which is subject to a number of conditions, including obtaining certain regulatory approvals from the Securities and Exchange Commission, the Federal Energy Regulatory Commission, the Nuclear Regulatory Commission, and the Oregon Public Utility Commission, is expected to close in the second half of 2000, but will not close until all of the conditions are satisfied. Neither Enron Corp. nor Sierra Pacific Resources has any liability with respect to payment of the notes. Holders of the notes must look solely to Portland General Electric Company for payment of the notes.

     On November 8, 1999, in response to the announcement of the purchase and sale agreement between Enron Corp. and Sierra Pacific Resources and uncertainties regarding the future status of certain stipulations to the Oregon Public Utilities Commission that were agreed to at the time of Enron Corp.'s acquisition of the stock of Portland General Electric Company in 1997, certain of the national credit agencies reviewed their ratings of Portland General Electric Company. Duff & Phelps Credit Rating Co. placed us on Rating Watch-Uncertain, Moody's Investors Service, Inc. placed us on review for possible downgrade, and Standard & Poor's Ratings Services placed us on CreditWatch with negative implications. Based upon filings made to date by Sierra Pacific Resources with the Oregon Public Utilities Commission, we believe that Sierra Pacific Resources will agree to the same capital conditions regarding Portland General Electric Company that Enron Corp. agreed to when Enron Corp. acquired the outstanding common stock of Portland General Electric Company.

                              DESCRIPTION OF NOTES

     We will issue the notes under the Indenture referred to in the accompanying prospectus. The following description and the description in the accompanying prospectus are a summary of the material provisions of the notes and the Indenture. It does not restate the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holders of the notes. We have filed a copy of the Indenture as an exhibit to the registration statement, which includes the accompanying prospectus.

     This description of the notes supplements, and, to the extent it is inconsistent, replaces, the description of the general provisions of the notes and the Indenture in the accompanying prospectus. The notes are "unsecured debt securities" as that term is used in the accompanying prospectus.

     With certain exceptions and pursuant to certain requirements set forth in the Indenture, we may discharge our obligations under the Indenture with respect to the notes as described under "Description of Debt Securities -- Discharge of Indenture; Defeasance" in the accompanying prospectus. You are urged to consult your own advisors as to the tax consequences of any such action.

PRINCIPAL, MATURITY AND INTEREST

     The notes will mature on           . Although $150,000,000 principal amount
of the notes are offered hereby, we may issue and sell additional principal amount of the notes in the future without the consent of the holders of the notes. Any additional notes, together with these notes, will constitute a single series of notes under the Indenture.

     Interest on the notes will accrue at the rate of   % per year and will be
payable semiannually in arrears on           and           of each year,
commencing on           , 2000. We will make each interest payment to the person
in whose name the notes are registered at the close of business on the
immediately preceding           or           , as the case may be, whether or
not such date is a business day.

     Interest on the notes will accrue from           and will be computed on
the basis of a 360-day year comprised of twelve 30-day months.

     If any interest payment date, maturity date or redemption date falls on a day that is not a business day, the payment will be made on the next business day and no interest will accrue for the period from and after such interest payment date, maturity date or redemption date.

FORM, DENOMINATION AND REGISTRATION; BOOK ENTRY ONLY SYSTEM

     The notes will be issued only in fully registered form, without coupons, in minimum denominations of $1,000 and any integral multiple of $1,000 in excess thereof. The notes will be deposited with, or on behalf of, The Depository Trust Company ("DTC") or any successor depositary (the "Depositary") and will be represented by one or more global notes registered in the name of Cede & Co., as nominee of DTC. The interests of beneficial owners in the global notes will be represented through financial institutions acting on their behalf as direct or indirect participants in DTC.

     Settlement for the notes will be made in immediately available funds. So long as the notes are subject to DTC's book-entry system, the notes will trade in DTC's Same-Day Funds Settlement system until maturity, and therefore DTC will require that secondary trading activity in the notes be settled in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), we have agreed to sell to the underwriters, and each of the underwriters has severally agreed to purchase, the principal amount of the notes set forth opposite its name below:

                                                               PRINCIPAL AMOUNT
UNDERWRITER                                                        OF NOTES
-----------                                                    ----------------
ABN AMRO Incorporated.......................................     $
Salomon Smith Barney Inc. ..................................
U.S. Bancorp Piper Jaffray Inc. ............................
                                                                 ------------
          Total.............................................     $150,000,000
                                                                 ============

     Under the terms of the underwriting agreement, the underwriters are committed to purchase all of the notes if any are purchased.

     The underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement
and to certain dealers at such price less a concession not in excess of   % of
the principal amount of the notes. The underwriters may allow, and such dealers
may reallow, a discount not in excess of   % of the principal amount of the
notes on sales to certain other brokers and dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The following table summarizes the compensation to be paid by us to the underwriters and the estimated expenses payable by us.

                                                               PER NOTE   TOTAL
                                                               --------   -----
Underwriting discount paid by us............................       %       $
Estimated expenses payable by us............................       %       $

     The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on a national securities exchange. We have been advised by the underwriters that they intend to make a market in the notes, but the underwriters are not obligated to do so and may discontinue market-making at any time without notice. No assurance can be given as to whether or not a trading market for the notes will develop or as to the liquidity of any trading market for the notes which may develop.

     The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the notes originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the notes to be higher than it would otherwise be in the absence of such transactions.

     Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor the underwriters make any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect thereof.

     The underwriters or their respective affiliates have engaged, are engaging in and may in the future engage in commercial banking, investment banking and/or financial advisory services with us and our affiliates for which they receive customary compensation and expense reimbursement.

                             VALIDITY OF THE NOTES

     The validity of the notes will be passed upon for us by Vinson & Elkins L.L.P. The validity of the notes will be passed upon for the underwriters by Bracewell & Patterson, L.L.P. Bracewell & Patterson, L.L.P. currently provides services for us and certain of our subsidiaries and affiliates as outside counsel on matters unrelated to the issuance of the notes.

                                   [PGE LOGO]

                           PORTLAND GENERAL ELECTRIC

                             121 S.W. SALMON STREET
                             PORTLAND, OREGON 97204
                                 (503) 464-8000

                       BY THIS PROSPECTUS, WE OFFER UP TO

                                  $200,000,000
                                       OF
                                DEBT SECURITIES

                                  which may be

                            - secured first mortgage bonds, including
                              secured medium term notes, or
                            - unsecured debt securities

     We will provide specific terms of these securities in supplements to this prospectus. This prospectus may not be used to consummate sales of these securities unless accompanied by a prospectus supplement. You should read this prospectus and the supplements carefully before you invest.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  THE DATE OF THIS PROSPECTUS IS JUNE 28, 1999

                               TABLE OF CONTENTS

Where You Can Find More Information.........................    2
Forward-Looking Statements..................................    3
Portland General Electric Company...........................    3
Use of Proceeds.............................................    3
Ratio of Earnings to Fixed Charges..........................    3
Description of Debt Securities..............................    4
Plan of Distribution........................................   14
Validity of Securities......................................   15
Experts.....................................................   15

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Reports, proxy statements and other information concerning Portland General Electric Company can also be inspected and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you be referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities.

     - Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

     - Quarterly Report on Form 10-Q for the fiscal quarter ended March 31,
       1999.

     You may request a copy of these filings at no cost by writing or telephoning us at the following address:

     William J. Valach
     Assistant Treasurer
     Portland General Electric Company
     121 S.W. Salmon Street
     Portland, Oregon 97204
     Telephone: (503) 464-7395

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                           FORWARD-LOOKING STATEMENTS

     The statements in this document and the documents incorporated by reference that relate to matters that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. When used in this document and the documents incorporated by reference, words such as "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "will," "could," "may," "predict," and similar expressions are intended to identify forward-looking statements. Future events and actual results may differ materially from the results set forth in or implied in the forward-looking statements. Factors that might cause such a difference include:

     - fluctuations in local and regional prices and demand for electricity;

     - the existence of competitors, technological changes and developments in the electric power industry;

     - the existence of operating risks inherent in the electric power industry;

     - the existence of regulatory uncertainties with respect to our electric power business; and

     - year 2000 issues and general economic conditions.

                       PORTLAND GENERAL ELECTRIC COMPANY

     Portland General Electric Company is an electric utility engaged in the generation, purchase, transmission, distribution and sale of electricity primarily in the State of Oregon. Our service area is 3,170 square miles, including 54 incorporated cities of which Portland and Salem are the largest, within a State approved service area allocation of 4,070 square miles. A portion of the City of Portland is serviced by another Oregon utility. We estimate that the population of our service area at December 31, 1998 was approximately 1.5 million, constituting approximately 44% of the State's population. At December 31, 1998, we served more than 704,000 customers.

     We are a wholly owned subsidiary of Enron Corp. and subject to control by the Board of Directors of Enron. We were incorporated in Oregon in 1930. Our principal offices are located at 121 S.W. Salmon Street, Portland, Oregon 97204. Our telephone number is 503/464-8000. In this prospectus, Portland General Electric Company is sometimes referred to as "Portland General" or "PGE."

                                USE OF PROCEEDS

     The net proceeds from the sale of the offered securities will be used by us for refunding fixed and variable rate securities, reducing short-term debt and other corporate purposes, including our construction program. Other uses may be stated in a prospectus supplement.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                 THREE MONTHS
                                                    ENDED           YEARS ENDED DECEMBER 31,
                                                  MARCH 31,     --------------------------------
                                                     1999       1998   1997   1996   1995   1994
                                                 ------------   ----   ----   ----   ----   ----
Ratio of Earnings to Fixed Charges
  (unaudited)..................................      4.14       3.41   3.15   3.91   2.64   3.14

     The ratios of earnings to fixed charges are based on continuing operations. "Earnings" is determined by adding:

     - the pre-tax income of Portland General Electric Company and its majority owned subsidiaries,

     - Portland General's share of pre-tax income of its 50% owned companies,

     - any income actually received from less than 50% owned companies, and

     - fixed charges, net of interest capitalized.

"Fixed charges" represent (1) interest (whether expensed or capitalized), (2) amortization of debt discount and expense (including amounts capitalized), and
(3) that portion of rentals considered to be representative of the interest factor.

                         DESCRIPTION OF DEBT SECURITIES

     The following description highlights the general terms and provisions of the debt securities which may be offered and to which any prospectus supplement may relate. When debt securities are offered in the future, the prospectus supplement will explain the particular terms of those securities and the extent to which these general provisions may apply.

     We may offer debt securities which are secured or unsecured obligations. Secured obligations will be issued under the Indenture of Mortgage and Deed of Trust, dated July 1, 1945, between Portland General Electric Company and The Marine Midland Trust Company of New York (now HSBC Bank USA), as Trustee, as supplemented. These secured obligations may be either "First Mortgage Bonds" or "Medium Term Notes." The Indenture of Mortgage and Deed of Trust as supplemented is referred to in this prospectus as the "Mortgage." Unsecured obligations will be issued under an Indenture between Portland General and HSBC Bank USA, as Trustee, dated April 30, 1999, as supplemented by one or more additional supplemental indentures. This Indenture as supplemented is referred to in this prospectus as the "Indenture."

     The following description is a summary of selected provisions of the Mortgage and the Indenture. The summary is not complete. We have filed the form of the Mortgage, the form of new supplemental indentures for First Mortgage Bonds and Medium Term Notes (referred to in this prospectus as the "New Supplementals") and the form of the Indenture as exhibits to the registration statement of which this prospectus is a part and you should read the Mortgage, the New Supplementals and the Indenture because those documents, and not this description, define your rights as a holder of the debt securities. In the summary below, we have included references to certain section numbers of the Mortgage, of the New Supplementals and of the Indenture so that you can locate these provisions. Capitalized terms used in the summary below have the meanings specified in the Mortgage and the Indenture.

SECURED OBLIGATIONS

     Debt securities which are secured obligations will rank equally with all of our other senior debt obligations and will have priority with respect to the mortgaged assets. The secured obligations will be issued under the Mortgage and will be secured equally with all other debt securities which have been or may be issued under the Mortgage by a direct first lien on substantially all of our now owned or hereafter acquired property (except cash, securities, contracts and accounts receivable, motor vehicles, materials and supplies, fuel, certain minerals and mineral rights and certain other assets) subject, however, to certain permitted encumbrances (as defined in the Mortgage) and to various exceptions, reservations, reversions, easements and minor irregularities and deficiencies in title which will not interfere with the proper operation and development of the mortgaged property.

     Debt securities which are secured obligations may be either First Mortgage Bonds or Medium Term Notes, either of which may be issued under the Mortgage and all of which will be equally secured with all other debt securities which have been or may be issued under the Mortgage. We may issue First Mortgage Bonds or Medium Term Notes in one or more transactions. First Mortgage Bonds will have a maturity of three years to thirty years. Medium Term Notes will have a maturity from nine months to thirty years. The proposed supplemental indenture for First Mortgage Bonds is filed as an exhibit to the registration statement of which this prospectus is a part. The proposed supplemental indenture for Medium Term Notes is also filed as an exhibit to the registration statement of which this prospectus is a part. The proposed supplemental indentures are referred to herein as the "New Supplementals."

     The Mortgage permits the acquisition of property subject to prior liens. However, no property subject to prior liens (other than purchase money liens) may be acquired (a) if at the date the property is acquired the principal amount of indebtedness secured by prior liens (as defined in the Mortgage), together with all of our other prior lien indebtedness (as defined in the Mortgage), is greater than 10% of the aggregate principal amount of debt securities outstanding (as defined in the Mortgage) under the Mortgage, or (b) if at the date the property is acquired the principal amount of indebtedness secured by prior liens is greater than 60% of the cost of such property to us, or (c) in certain cases if the property had been used by another entity in a business similar to ours, unless the net earnings of such property meet certain tests. (Mortgage Section 8.11C)

     By virtue of amendments to the Mortgage, as set forth in certain prior supplemental indentures, the term "bondable public utility property", as defined in the Mortgage, means specified types of tangible property, including property in the process of construction, which is now owned or may be acquired by Portland General and subjected to the lien of the Mortgage as supplemented, modified or amended now or in the future, which is located in the States of Oregon, Washington, California, Arizona, New Mexico, Idaho, Montana, Wyoming, Utah, Nevada and Alaska (New Supplementals Section 1.01).

     We have covenanted, among other things,

     - to not issue debt securities under the Mortgage in any manner other than in accordance with the Mortgage (Mortgage Section 8.03);

     - to keep the Mortgage a first priority lien on the property subject to it (Mortgage Section 8.07); and

     - except as permitted by the Mortgage, to not suffer any act or thing whereby all of the properties subject to it might or could be impaired (Mortgage Section 8.08).

The Mortgage does not contain any provisions that afford holders of secured debt securities special protection in the event of a highly leveraged transaction by Portland General; however the secured debt securities would continue to be entitled to the benefit of a first priority lien on the property subject to the Mortgage as described above. Any special provisions applicable to the secured debt securities will be set forth in a prospectus supplement with respect to the secured debt securities.

REDEMPTION AND PURCHASE OF SECURED DEBT SECURITIES

     A prospectus supplement will disclose any special provisions for redemption or purchase at the option of Portland General of any particular series of secured debt securities. Under the Mortgage the proceeds of the sale or other disposition of substantially all of our electric properties at Portland, Oregon must be applied only to the retirement of debt securities that have been issued under the Mortgage (Mortgage Section 7.01). As provided in the New Supplementals, the secured debt securities will be redeemable at a special redemption price of 100% of their principal amount, together with interest accrued to the date of redemption, by the use of proceeds from any sale or disposition of substantially all of our electric properties at Portland, Oregon.

     Cash deposited under any provision of the Mortgage (with certain exceptions) may be applied to the purchase of the secured debt securities issued under the Mortgage (Mortgage Section 7.05).

SINKING FUND PROVISIONS

     We may establish a sinking fund for the benefit of a particular series of secured debt securities. If a sinking fund is established we will be required to deposit with the Trustee at certain specified times sufficient cash to redeem a percentage of or the whole series. The prospectus supplement with respect to that series will state the price or prices at which, and the terms and conditions upon which the offered debt securities will be redeemed. The prospectus supplement will also set forth the percentage of securities of the series to be redeemed.

     The amount of cash we will be required to deposit in a sinking fund will be determined after deducting from the aggregate principal amount of securities to be redeemed (but only if the deductions would aggregate $500,000 or more) the sum of (1) the aggregate principal amount of securities of the series previously redeemed out of the proceeds of property released from the lien of the Mortgage and (2) securities of the series previously redeemed and retired and made the basis for the withdrawal of those proceeds or certified in lieu of deposit of cash upon the release of property. In some cases, we may elect to take credit against the cash to be deposited in an amount equal to the principal amount of the securities of that series that we (1) deliver to the Trustee, (2) redeem at the Regular Redemption Price and/or (3) redeem at the Special Redemption Price in anticipation of a sinking fund payment at any time during the twelve months preceding the payment date for the securities. In some cases, we may also satisfy all or any part of the sinking fund payment by certifying to the Trustee available additions in an amount equal to 166 2/3% of the portion of the sinking fund payment so satisfied. If sinking fund payments for the securities of any series are allowed to be satisfied other than through the deposit of cash with the Trustee, there can be no assurance that any of the secured debt securities of any series will ever be called for redemption through operation of the sinking fund.

     The prospectus supplement may provide that cash deposited in the sinking fund will be used by the Trustee for the redemption of securities of the series and that we will be required to pay all accrued interest and expenses with respect to any securities of the series to be redeemed (Mortgage Section 4.03). If not all of the secured debt securities of the series are redeemed, the Trustee will select by lot the securities to be redeemed in any manner deemed proper by the Trustee (Mortgage Section 9.03).

REPLACEMENT FUND

     If the amount of depreciation upon bondable public utility property (as defined below) exceeds property additions in any year, we will pay the excess to the Trustee on May 1 of the following year, by either payments in cash or by delivery of secured debt securities. We will take credit against the amount to be paid for property additions acquired or constructed by us from March 31, 1945 to the end of the calendar year for which the payment is due. We will not, however, take credit for property additions or available additions that have been previously made the basis for credit under the Mortgage or any other replacement fund. We may, at our election, credit against the replacement fund amount (1) available retirements of secured debt securities; (2) certain expenditures on bondable public utility property subject to prior lien; and (3) certain retirements of prior lien indebtedness. If those credits at any time exceed the replacement fund requirement we may withdraw cash or secured debt securities held by the Trustee in the replacement fund. We may also reinstate available retirements of secured debt securities that we previously took as credit against any replacement fund requirement. Cash deposited in the replacement fund may, at our option, be applied to the redemption or purchase of secured debt securities. Those redemptions would be at the then applicable regular redemption prices. (Mortgage Section 4.04; New Supplementals Sections
2.02 and 2.03)

MINIMUM PROVISION FOR DEPRECIATION

     Under the Mortgage there is a "minimum provision for depreciation" of bondable public utility property. The aggregate amount of the minimum provision for depreciation of bondable public utility property for any period after March 31, 1945 is $35,023,487.50 plus an amount for each calendar year or fraction of a year after December 31, 1966 equal to the greater of (1) 2% of bondable public utility property, as shown by our books as of January 1 of that year, as to which we were required to make appropriations to a reserve for depreciation or obsolescence; or (2) the amount we actually appropriated in respect of the property to a reserve for depreciation or obsolescence, in either case less an amount equal to the aggregate of (a) the amount of any property additions (as defined in the Mortgage) which we made the basis for a sinking fund credit during the calendar year, and (b) 166 2/3% of the principal amount of any secured debt securities of any series which we credited against any sinking fund payment or which we redeemed in anticipation of, or out of moneys paid to the Trustee on account of, any sinking fund payment during the calendar year (New Supplementals Section 1.01). The property additions and secured debt securities referred to in (a) and (b) above become disqualified from being made the basis of the authentication and delivery of secured debt securities or any other further action or credit under the Mortgage. In addition, the minimum provision for depreciation shall also include (i) the amount of any property additions referred to in (a) above which after December 31, 1966 were made the basis for a sinking fund credit pursuant to the provisions of a sinking fund for secured debt securities of any series, and thereafter became "available additions" as a result of the fact that all secured debt securities of such series ceased to be outstanding, and (ii) 166 2/3% of the principal amount of secured debt securities referred to in (b) above, which after December 31, 1966 were credited against any sinking fund payment, or were redeemed in anticipation of, or out of moneys paid to the Trustee on account of, any sinking fund payment for secured debt securities of any series, and thereafter became "available retirements of secured debt securities" as a result of the fact that all secured debt securities of such series ceased to be outstanding (New Supplementals
Section 1.01).

ISSUANCE OF ADDITIONAL BONDS

     We may issue an unlimited amount of secured debt securities under the Mortgage so long as the additional secured debt securities are issued from time to time on the basis of any combination of (1) 60% of available property additions, (2) the deposit of cash or (3) available retirements of secured debt securities. With certain exceptions in the case of (3) above, the issuance of secured debt securities is subject to net earnings available for interest for 12 consecutive months within the preceding 15 months being at least twice the annual interest requirements on all secured debt securities to be outstanding and all prior lien indebtedness (Mortgage Sections 5.02, 5.03, 5.04 and 5.05). Cash deposited with the Trustee pursuant to (2) above may be (a) withdrawn in an amount equal to 60% of available additions, (b) withdrawn in an amount equal to available retirements of secured debt securities or (c) applied to the purchase or redemption of secured debt securities (Mortgage Sections 7.02, 7.03 and 7.04). At December 31, 1998, we had approximately $469,000,000 of available additions and approximately $356,000,000 of available retirements of secured debt securities which would be sufficient to permit the issuance of approximately $825,000,000 in principal amount of additional secured debt securities, including First Mortgage Bonds and Medium Term Notes. As of December 31, 1998, net earnings available for interest would permit the issuance of up to $629,000,000 principal amount of additional secured debt securities, including First Mortgage Bonds and Medium Term Notes. This amount would increase to the extent proceeds of the issuance of secured debt securities are used to retire presently outstanding secured debt securities.

     Available additions are determined, at any time, by deducting from the aggregate amount of property additions since March 31, 1945 (1) the greater of the aggregate amount of retirements since March 31, 1945 or the aggregate amount of the minimum provision for depreciation upon bondable public utility property not subject to a prior lien since March 31, 1945, and (2) the aggregate of available additions theretofore made the basis for action or credit under the Mortgage (Mortgage Sections 1.10I, 3.01 and 3.03A). Property additions taken as a credit against the replacement fund requirement are not deemed to be "made the basis for action or credit" (Mortgage Section 1.10H).

DIVIDEND RESTRICTIONS

     So long as any of the offered secured debt securities, or any of the secured debt securities authenticated under the Mortgage are outstanding, we will be subject to the following restrictions:

     - we may not pay or declare dividends (other than stock dividends) or other distributions on our Common Stock;

     - we may not purchase any shares of our capital stock (other than in exchange for or from the proceeds of other shares of our capital stock)

if the aggregate amount distributed or expended after December 31, 1944 would exceed the aggregate amount of our net income, as adjusted, available for dividends on our Common Stock accumulated after December 31, 1944 (Mortgage
Section 4.06; New Supplementals Section 2.03). At December 31, 1998, $679,000,000 of accumulated net income was available for payment of dividends under this provision.

RELEASE AND SUBSTITUTION OF PROPERTY

     Property subject to the lien of the Mortgage may (subject to certain exceptions and limitations) be released only upon the substitution of cash, purchase money obligations or certain other property or upon the basis of available additions or available retirements of secured debt securities (Mortgage Article SIX).

MODIFICATION OF THE MORTGAGE

     Under the Mortgage our rights and obligations and the rights of the holder may be modified with the consent of the holders of 75% in aggregate principal amount of the outstanding secured debt securities, including 60% of the secured debt securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent (Mortgage Section 17.02). The Mortgage may also be modified in various other respects not inconsistent with the Mortgage and which do not adversely affect the interests of the holders of secured debt securities (Mortgage Section 17.01).

DEFAULTS AND NOTICE THEREOF

     Each of the following will constitute a default:

     - failure to pay the principal when due;

     - failure to pay interest for 60 days;

     - failure to deposit any sinking, replacement or improvement fund payment when due;

     - certain events in bankruptcy, insolvency or reorganization of Portland General; and

     - failure to perform any other covenant in the Mortgage that continues for 60 days after being given written notice (Mortgage Section 11.01).

     The Trustee may withhold notice to the holders of secured debt securities of any default (except in payment of principal, interest or any sinking or purchase fund installment) if it in good faith determines that withholding notice is in the interest of the holders of the secured debt securities issued under the Mortgage (Mortgage Section 14.09).

     If an event of default occurs and continues, the Trustee or the holders of at least 25% in aggregate principal amount of the secured debt securities may declare the entire principal and accrued interest due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the secured debt securities can annul the declaration (Mortgage Section 11.01).

     No holder of secured debt securities may enforce the lien of the Mortgage, unless (i) it has given the Trustee written notice of default, (ii) the holders of 25% of the secured debt securities have requested the Trustee to act and have offered the Trustee reasonable indemnity and (iii) the Trustee has failed to act within 60 days (Mortgage Section 11.21). If they provide this reasonable indemnification, the holders of a majority in principal amount of the secured debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee (Mortgage Section 11.20).

EVIDENCE TO BE FURNISHED TO THE TRUSTEE

     Compliance with Mortgage provisions is evidenced by the written statements of our officers or persons we selected and paid. In certain cases, opinions of counsel and certificates of an engineer, accountant, appraiser or other expert (who in some instances must be independent) must be furnished. Various certificates and other papers are required to be filed annually and upon the occurrence of certain events, including an annual certificate with respect to compliance with the terms of the Mortgage and the absence of defaults.

INTEREST AND PAYMENT

     The prospectus supplement will set forth:

     - the interest rate or rates or the method of determination of the interest rate or rates of the secured debt securities;

     - the date or dates on which the interest is payable; and

     - the office or agency in the Borough of Manhattan, City and State of New York at which interest will be payable.

UNSECURED DEBT SECURITIES

     Unsecured debt securities may be issued from time to time in one or more series under the Indenture. The particular terms of the unsecured debt securities offered will be set forth in a prospectus supplement. Such prospectus supplement will indicate the extent, if any, to which the general provisions described in this prospectus will apply to the offered unsecured debt securities.

GENERAL

     The Indenture does not limit the amount of unsecured debt securities we may offer. The unsecured debt securities may be issued from time to time in one or more series pursuant to the Indenture. A prospectus supplement relating to any series of unsecured debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

     - The title and type of the securities;

     - The total principal amount of the securities;

     - The dates on which the principal of the securities will be payable;

     - The interest rate which the securities will bear and the interest payment dates for the securities;

     - The place where principal or interest will be payable;

     - Any optional redemption provisions;

     - The terms and conditions on which the securities may be discharged prior to redemption or maturity;

     - Any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the securities;

     - Any special tax implications of the securities, including provisions for original issue discount; and

     - Any other terms of the securities (Indenture Section 301).

     The unsecured debt securities will not be secured by any lien. Payment of the principal, interest and any premium on the unsecured debt securities will generally be equal in right of payment to all of our secured debt securities and all of our other senior indebtedness, but will be subject to the prior lien rights of the holders of secured debt securities. Senior indebtedness includes all of our notes or other unsecured evidences of indebtedness including guarantees for money borrowed by us, that is not expressed to be subordinate or junior in right of payment to senior indebtedness. Our 8.25% Quarterly Income Debt Securities (Junior Subordinated Deferrable Interest Debentures, Series A) are subordinated to the unsecured debt securities.

NEGATIVE PLEDGE

     The Indenture provides that so long as any unsecured debt securities issued under the Indenture are outstanding, we may not create or allow to exist any mortgage, security interest or lien upon any of our property, assets or revenues to secure any of our indebtedness without making effective provisions whereby the unsecured debt securities shall be equally and ratably secured. This restriction does not apply, however, to the liens and security interests created pursuant to the Mortgage or permitted by the Mortgage and various other liens, mortgages and security interests specified in the Indenture. Such other permitted liens include:

     - liens for taxes not yet due or being contested;

     - mechanics', materialmen's, repairmen's or similar liens incurred in the ordinary course of business;

     - liens arising out of judgments or awards not exceeding $25,000,000 in the aggregate with respect to which appeals are being prosecuted, execution thereof having been effectively stayed pending such appeals;

     - certain liens securing the payment of indebtedness to a state, territory or possession of the United States or any political subdivision thereof issued in a transaction in which such state, territory, possession or political subdivision issued obligations the interest on which is excludable from gross income pursuant to the provisions of the Internal Revenue Code of 1986;

     - liens or security interests on or over specific assets hereafter acquired which are created or assumed contemporaneously with, or within 120 days after such acquisition, for the sole purpose of financing or refinancing the acquisition of such assets; and

     - liens or security interests over all or any part of our assets constituting a specific construction project or generating plant as security for any indebtedness incurred for the purpose of financing all or such part of such construction project or generating plant (Indenture
       Section 1009).

MODIFICATION OF THE INDENTURE

     With certain exceptions, the Indenture provides that we and the Trustee may modify the Indenture or the rights of the holders of the unsecured debt securities with the consent of the holders of more than 50% in principal amount of all outstanding unsecured debt securities affected thereby. However, no modification of the principal or interest payment terms, no modification reducing the percentage required to consent to any supplemental indenture or reducing the percentage required to consent concerning any waiver of a past default or any waiver of certain covenants, and no modification reducing the percentage required for any modifications, is effective against any holder without its consent (Section 902).

EVENTS OF DEFAULT AND RIGHTS UPON DEFAULT

     "Event of Default" means any one of the following with respect to any series of unsecured debt securities:

        (a) failure to pay interest on any unsecured debt securities of that series for 30 days;

        (b) failure to deposit any sinking fund payment for 30 days;

        (c) failure to pay the principal or any premium on any unsecured debt securities of that series when due;

        (d) failure to perform any other covenant in the Indenture for 60 days after being given written notice by the Trustee or the holders of at least 25% in principal amount of all outstanding unsecured debt securities of that series; or

        (e) certain events in bankruptcy, receivership or other insolvency proceedings or an assignment for the benefit of creditors (Section
            501).

     An Event of Default for a particular series of unsecured debt securities does not necessarily constitute an Event of Default for any other series of unsecured debt securities issued under the Indenture. A default under our other indebtedness is not an Event of Default under the Indenture.

     If an Event of Default described in clauses (a), (b) or (c) of the definition of "Event of Default" above occurs and continues for any series of unsecured debt securities, the Trustee or the holders of at least 25% in principal amount of the outstanding unsecured debt securities of that series may declare the principal amount of all of the unsecured debt securities of that series to be due and payable immediately. If an Event of Default described in clause (d) of the foregoing paragraph occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of all of the unsecured debt securities then outstanding may declare the principal amount of all of the unsecured debt securities to be due and payable immediately. If an Event of Default described in clause (e) of the foregoing paragraph occurs and is continuing, the Indenture provides that the principal of and any interest on all of the unsecured debt securities then outstanding shall become immediately due and payable (Section 502). If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the outstanding unsecured debt securities of that series (or of all series, as the case may be) may rescind and annul such declaration and its consequences, if, subject to certain conditions, all Events of Default with respect to unsecured debt securities of that series (or of all series, as the case may be), other than the non-payment of the principal of the unsecured debt securities due solely by such declaration of acceleration, have been cured or waived and all payments due (other than by acceleration) have been paid or deposited with the Trustee. With certain exceptions, the holders of not less than a majority in principal amount of the outstanding unsecured debt securities of any series, on behalf of the holders of all the unsecured debt securities of such series, may waive any past default described in clause (a), (b) or (c) of the first paragraph under this subheading (or, in the case of a default described in clause (d) or (e) of such paragraph, the holders of a majority in principal amount of all outstanding unsecured debt securities may waive any such past default) and its consequences, except a default (1) in the payment of the principal of (or premium, if any) or interest on any unsecured debt securities or (2) in respect of a covenant or provision of the Indenture which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding unsecured debt security of such series affected (Section 513).

DISCHARGE OF INDENTURE; DEFEASANCE

     With certain exceptions, we will be discharged from our obligations under the Indenture with respect to any series of unsecured debt securities by either paying or causing to be paid the principal of, premium, if any, and interest on all of the unsecured debt securities of such series outstanding, as and when the same shall become due and payable, or delivering to the Trustee all outstanding unsecured debt securities of such series for cancellation (Section 401).

     In addition, we will be discharged if at any time we defease the unsecured debt securities of a series by depositing in escrow or trust with the Trustee sufficient cash and/or U.S. Government Obligations and/or Eligible Obligations to pay the principal of, premium, if any, and interest on the unsecured debt securities of that series to the stated maturity date or a redemption date for the unsecured debt securities of that series. If that happens, payment of the unsecured debt securities of such series may not be accelerated because of an event specified as a default or Event of Default with respect to such unsecured debt securities, and the holders of the unsecured debt securities of such series will not be entitled to the benefits of the Indenture, except for registration of transfer and exchange of unsecured debt securities and replacement of lost, stolen or mutilated unsecured debt securities.

     The Indenture defines "Eligible Securities" to mean interest bearing obligations as a result of the deposit of which the unsecured debt securities are rated in the highest generic long-term debt rating category assigned to defeased debt by one or more nationally recognized rating agencies.

OTHER PROVISIONS

     The Indenture contains provisions, with regard to (1) our consolidating or merging with or into any other corporation or selling or conveying substantially all of our property to another corporation, and (2) the duties and responsibilities of the Trustee under the Indenture (Indenture Articles Eight, and Six and Seven, respectively).

     Other than the negative pledge provisions of Section 1009 of the Indenture referred to above, the Indenture will not contain any provisions that afford protection to the holders of unsecured debt securities in the event we are involved in a highly leveraged transaction.

     The Indenture and the unsecured debt securities will be governed by and construed in accordance with the laws of the State of New York (Indenture
Section 112).

BOOK ENTRY ONLY SYSTEM

     Unless otherwise indicated in a prospectus supplement, the debt securities will only be issued in fully registered form, without coupons, in denominations of $1,000 or integral multiples thereof (Mortgage Section 2.05; Indenture
Section 302). Under the Mortgage and the Indenture, you will not have to pay a service charge to transfer or exchange debt securities, but we may require you to pay for taxes or other governmental charges due upon a transfer or exchange (New Supplementals Section 2.01; Indenture Section 305).

     Unless otherwise indicated in a prospectus supplement, each series of debt securities will be issued in the form of a global certificate deposited with The Depository Trust Company ("DTC"). The certificate(s) will be registered in the name of Cede & Co., as nominee of DTC.

     Ownership of beneficial interests in a global certificate will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. DTC will keep a computerized record of its participants (for example your broker) whose clients have purchased the securities. The participants will then keep a record of its clients who purchase the securities. Ownership of beneficial interests in the global certificate will be shown on, and the transfer of these ownership interests will be effected only through, records maintained by DTC and the records of participants (with respect to interests of persons other than participants).

     So long as DTC, or its nominee, is the registered owner or holder of a global certificate, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities of that series represented by the global certificate for all purposes. No beneficial owner of an interest in a global certificate will be able to transfer that interest except in accordance with DTC's applicable procedures.

     Payments on debt securities represented by global certificates will be made to DTC or its nominee, as registered owner. Neither we, the Trustee, any underwriter nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in global certificates, for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any action taken or omitted to be taken by the Depositary or any participant.

     We expect that DTC or its nominee will credit participants' accounts on the payable date with payments in respect of a global certificate as shown on the records of DTC or its nominee, unless DTC has reason to believe that it will not receive payment on the payable date. We also expect that payments by participants to owners of beneficial interests in the global certificate held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name." Such payments will be the responsibility of the participants.

     Transfers between participants in DTC will be effected in accordance with DTC rules. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in a global certificate to those persons may be impaired. Because DTC can only act on behalf of participants, who in turn act on behalf of others, such as securities brokers and dealers, banks and trust companies ("indirect participants"), the ability of a person having a beneficial interest in a global certificate to pledge that interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of that interest, may be impaired by the lack of a physical certificate of such interest.

     We believe it is the policy of DTC to take any action permitted to be taken by a holder of debt securities of a series only at the direction of one or more participants to whose account interests in global certificates are credited and only in respect of that portion of the aggregate principal amount of the debt securities of a series as to which that participant or participants has or have given such direction.

     If (1) DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be eligible under the Indenture and a successor depositary is not appointed by us within 90 days or (2) an event of default with respect to a series of debt securities has occurred and is continuing, the global certificate representing the affected series of debt securities will be exchanged for debt securities in definitive form of like tenor and of an equal aggregate principal amount, in authorized denominations. Such definitive debt securities will be registered in the name or names as DTC instructs the Trustee. Such instructions will most likely be based upon directions received by DTC from participants with respect to ownership of beneficial interests in the global certificate.

     DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" with the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants, including those who may act as underwriters of our debt securities, and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as indirect participants that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

     DTC has further advised us that the management of DTC is aware that some computer applications, systems, and the like for processing data that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its participants and other members of the financial community that it has developed and is implementing a program so that its systems, as the same relate to the timely payment of distributions (including principal and interest payments) to security holders, book-entry deliveries, and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which DTC reports is complete. Additionally, DTC's plan includes a testing phase, which DTC expects to be completed within appropriate time frames.

     However, DTC's ability to perform its services properly is also dependent upon other parties, including but not limited to issuers and their agents, as well as the DTC's direct and indirect participants and third party vendors from whom DTC licenses software and hardware, and third party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the industry that it is contacting (and will continue to contact) third party vendors from whom DTC acquires services to: (1) impress upon them the importance of such services being Year 2000 compliant; and (2) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

     According to DTC, the foregoing information with respect to DTC has been provided to the industry for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in global certificates among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we, the Trustee, any underwriter nor any paying agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

CONCERNING THE TRUSTEE

     HSBC Bank USA, formerly Marine Midland Bank, is the Trustee under the Mortgage and the Indenture. HSBC Bank USA may also act as a depository of funds for, make loans to, and perform other services for, us in the normal course of business, including acting as trustee under our other indentures. The corporate trust office of the Trustee is located at 140 Broadway, 12th Floor, New York, New York 10005-1180.

     The holders of a majority in principal amount of the outstanding securities issued under the Mortgage or the Indenture, as applicable, may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Mortgage and the Indenture each provide that if default occurs (and it is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person's own affairs. Subject to these provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Mortgage or the Indenture at the request of any holder of securities issued under the Mortgage or the Indenture, unless that holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense, and then only to the extent required by the terms of the Mortgage or the Indenture. The Trustee may resign from its duties with respect to the Mortgage or the Indenture at any time or may be removed by us. If the Trustee resigns, is removed from or becomes incapable of acting as Trustee or a vacancy occurs in the office of the Trustee for any reason, a successor Trustee shall be appointed in accordance with the provisions of the Mortgage or the Indenture, as applicable.

                              PLAN OF DISTRIBUTION

     We may sell the offered securities in one or more of the following ways:
(a) through underwriters or dealers; (b) directly to a limited number of purchasers or to a single purchaser; (c) through agents or (d) through a combination of any such methods. A prospectus supplement with respect to each series of the offered securities will set forth the terms of the offering of the offered securities and the proceeds to Portland General from the sale thereof, the name or names of any underwriters or agents, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

BY UNDERWRITERS

     If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offered securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters, or directly by one or more firms acting as underwriters. The underwriter or underwriters participating in an offering will be named in a prospectus supplement relating to that offering. If an underwriting syndicate is used, the managing underwriter or underwriters will be named on the cover page of such prospectus supplement. Any underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent, and that the underwriters must purchase all of the securities of the series offered by a prospectus supplement if any of the securities are purchased. Any underwriter utilized may be entitled to indemnification from PGE against certain civil liabilities, including liabilities under the Securities Act of 1933.

BY AGENTS

     Securities offered by us pursuant to this prospectus may also be sold through agents designated by us. Agents who participate in the distribution of the offered securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933. If an agent is involved, the prospectus supplement will set forth the name of the agent and the commission payable by us to the agent.

DELAYED DELIVERY CONTRACTS OR FORWARD CONTRACTS

     If so indicated in the prospectus supplement, we will authorize underwriters or other persons acting as agents to solicit offers by certain institutions to purchase the offered securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases will be subject to our approval. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the offered securities will not at the time of delivery be prohibited under the laws of the jurisdiction to which that purchaser is subject. The underwriters and agents will not have any responsibility in respect of the validity or performance of such contracts.

DIRECT SALES

     Offered securities may also be sold directly by us. In this case, no underwriters or agents would be involved.

TRADING MARKET

     Each series of offered securities will be a new issue of securities and will have no established market. Any underwriters to whom offered securities are sold by us for public offering and sale may make a market in the offered securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The offered securities may or may not be listed on a national securities exchange. No assurance can be given as to the liquidity of or the trading markets for any of the offered securities.

                             VALIDITY OF SECURITIES

     Legal matters in connection with the issuance and sale of the offered securities are being passed upon for Portland General by Vinson & Elkins L.L.P., Houston, Texas and for the underwriters or agents by Bracewell & Patterson, L.L.P., Houston, Texas. Bracewell & Patterson, L.L.P. currently provides services to Portland General and certain of its affiliates as outside counsel on matters unrelated to the issuance of the offered securities.

                                    EXPERTS

     Our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1998, are incorporated by reference in this prospectus. These consolidated financial statements have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                   [PGE LOGO]

                           PORTLAND GENERAL ELECTRIC

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------